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                             July 30, 2020

       Charlie Uchill
       Board Member and COO
       CERES Coin LLC
       c/o CM Solutions LLC
       39W462 Baert Lane
       St. Charles, Illinois 60175

                                                        Re: CERES Coin LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed on July 1,
2020
                                                            File No. 024-11256

       Dear Mr. Uchill:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2020 letter.

       Amendment No. 2 to Form 1-A filed July 1, 2020

       Article IX Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Current Operating Results, page 100

   1. We note your disclosure on page 101, and similar disclosure on pages 102 and F-1G, that the Company has
incurred approximately $250,000 of expenses since the date of inception, the majority
of which remains unpaid as of the date of this Offering Circular.
                                                        These disclosures
appear inconsistent with your balance sheet on page F-1C which indicates that the
Company   s only liability as of December 31, 2019 relates to Private
 Charlie Uchill
FirstName  LastNameCharlie Uchill
CERES Coin    LLC
Comapany
July       NameCERES Coin LLC
     30, 2020
July 30,
Page  2 2020 Page 2
FirstName LastName
         Investment Agreements. Please tell us why there is no liability set up for these incurred but unpaid expenses and revise your disclosures as necessary.
2. We note your disclosure on page 101 that all proceeds received from the sale of the PIAs to date have been reserved by the Company for repayment of the CMS Loan / CMS Note in connection with the development of the Framework and related coin technology.
         Please revise your disclosure to clarify, if true, that there are currently no proceeds from the sale of the PIAs that are reserved given the fact that all such proceeds have been used
         to repay CM Solutions LLC and CoolMellon LLC for the Company   s
operating expenses
         incurred through December 31, 2019.
3. We further note your disclosure on page 101 that to date your expenses relate primarily to the initial development of the Framework (and the related Coin technology) and professional fees incurred in connection with this Offering (and the PIA offering). Please revise to expand your disclosures to discuss and analyze the reasons for the changes in each of the individual operating expenses and their respective components, including those related to the development of the Framework, during each of the periods presented.
Article XIV Securities Being Offered, page 114

4. We note your disclosure on pages 19 and 23 that the Tokens will represent equity interests of the Company and the Coins will represent a debt obligation of the Company. Please clarify for us whether this is how you plan to account for and present these instruments in your financial statements. In your response, please provide us with a comprehensive analysis detailing your proposed accounting for both the Tokens and the Coins and the basis for your conclusions under US GAAP with references to the authoritative guidance you relied upon. Your response should include, but not be limited to, a discussion of how the following factored into your analysis:
             The distribution and liquidation rights of the Tokens and Coins; The call and put options of the Coins;
             The fact that the Token holders, as a group, will be entitled to participate in a portion of the net interest revenue actually received by the Company from all loans and also
              receive a portion of principal amount of the loans upon
liquidation of the loan
              business. In this regard, your analysis should include a
discussion of whether these
              factors indicate that the value of these payments, and thus the value of the Tokens,
              are derived from and collateralized (or    backed   ) by a
specific pool of underlying
              assets; and
             Other material terms of the Tokens and Coins as described on pages 114 through 138.
         Your response should include a discussion of the authoritative literature you directly relied upon, as well as any literature that indirectly informed your conclusions.
         Additionally, please include a discussion of any alternative accounting options you considered, the relevant guidance and the reasons why you ultimately rejected those alternatives.
 Charlie Uchill
FirstName  LastNameCharlie Uchill
CERES Coin    LLC
Comapany
July       NameCERES Coin LLC
     30, 2020
July 30,
Page  3 2020 Page 3
FirstName LastName
Article XV Financial Statements
Balance Sheets, page F-1

5. Please revise the 2019 column of your Balance Sheet to address the following:
             Include an amount for total assets; and
             Ensure that the total Member's Deficit as of December 31, 2019 ($223,007) agrees to what is presented in your Statement of Changes in Equity
($229,950).
Statement of Operations, page F-1

6. We note on page F-1D your reference to Note 7 to the financial statements as it relates to the write down of I/C receivable, but were unable to locate the note. Please revise to include Note 7.
Statements of Cash Flows, page F-1

7. Please provide us with reconciliations of the changes in "Advances to related party" and in
         "Accrued expenses due to related parties" line items as presented in your balance sheets on page F-1C to the amounts disclosed in your statements of cash flows on page F-1F and your supplemental disclosure of non-cash financing activity in Note 3.
8. As a related matter, we note your disclosure on page F-1F that for the year ended
         December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to
         Company accrued expenses in the amount of $222,168. We further note that you had accrued expenses due to related parties of $173,223 at December 31, 2018 in addition to incurring $56,697 of operating expenses during the year ended December 31, 2019 for a total of $229,920. Given the fact that the balance of advances to related party was reduced from $229,920 at December 31, 2018 to $0 at December 31, 2019, please explain how the remaining $7,752 was accounted for.
Notes to Financial Statements
3. Related Parties, page F-1

9. We note your disclosure on page F-1J that as of December 31, 2018, the Company owed
         CoolMellon LLC $96,508 and CM Solutions LLC $4,568, which totals, $101,076. We also note your disclosure that as of December 31, 2019, the Company owed CoolMellon
         LLC $2,547 and CM Solutions LLC $60,966, which totals $63,513, and that these payables were satisfied by offsetting a receivable in the amount of $75,964 from CM
         Solutions LLC leaving the net due from CM Solutions LLC and CoolMellon LLC a total of $12,449. These balances of $101,076 and $12,449 at December 31, 2018 and 2019,
         respectively, do not reconcile to the balance sheet which states that the balance of accrued expenses due to related parties was $173,223 and $0 as of these same period ends. Please explain and revise your disclosure as necessary. In preparing your revised disclosures, please consider including separate tabular rollforwards for each period presented, detailing the activity in accrued expenses due to CoolMellon LLC and CM Solutions LLC and
 Charlie Uchill
CERES Coin LLC
July 30, 2020
Page 4
         ensuring all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 5 and
         Note 7 to the financial statements).
4. Private Investment Agreements, page F-1

10.      We note your disclosure on page F-1J that the Private Investment
Agreements (   PIAs   )
         include a one-time option to convert their respective investment into cash or CERES
         Tokens. Please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic
         470-20 relating to debt with contingent conversion features may be applicable.
5. CM Solutions LLC Unsecured Revolving Promissory Note, page F-1

11. Please revise your disclosure on page F-1J to include a tabular rollforward of your
         Advances to Related Party for each period presented, ensuring that all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 3 and Note 7 to the financial statements).
       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameCharlie Uchill                              Sincerely,
Comapany NameCERES Coin LLC
                                                              Division of
Corporation Finance
July 30, 2020 Page 4                                          Office of Finance
FirstName LastName